

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

Division of Corporation
Finance

Mail Stop 4561

August 17, 2009

Via U.S. Mail and Facsimile (802) 867-2468

Ms. Sheila G. Corvino
General Counsel
Pipeline Data, Inc.
4400 North Point Parkway
Alpharetta, GA 30022

**Re:    Pipeline Data, Inc.**
**Revised Preliminary Information Statement on Schedule 14C**
**Filed August 14, 2009**
**File No. 000-50611**

Dear Ms. Corvino:

We have completed our review of your preliminary information statement and have no further comments at this time.

Sincerely,

Maryse Mills-Apenteng
Special Counsel